February 1, 2010

Senesco Technologies, Inc.
303 George St., Suite 420
New Brunswick, NJ 08901-2009

Ladies and Gentlemen:

Effective immediately, please accept my resignation from my positions as Vice President of Corporate Development and Secretary of Senesco Technologies, Inc. (the “Company”) and from any other position that I may hold in the Company’s subsidiary.  My resignation is not the result of a disagreement between the Company and me on any matter relating to the Company’s operations, policies or practices.

Very truly yours,

/s/ Sascha P. Fedyszyn
Sascha P. Fedyszyn